LINDQUIST & VENNUM P.L.L.P.

4200 IDS CENTER

80 SOUTH EIGHTH STREET

Minneapolis, MN  55402-2274

June 14, 2006

VIA EDGAR

Mr. H. Christopher Owings

Assistant Director

Mail Stop 3561

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Ethanol Grain Processors, LLC
Registration Statement on Form SB-2
Filed December 30, 2005; Amended March 27, May 5, and June 5, 2006
File No. 333-130815

Dear Mr. Owings:

On behalf of the Company, transmitted herewith for filing is the Registrant’s Pre-Effective Amendment No. 4 to its Registration Statement on Form SB-2.

This filing is being made, in part, in response to the remaining oral comment delivered to me telephonically earlier today by Mr. Scott Anderegg concerning the “Use of Proceeds” section of the prospectus.  Note that I have already faxed a hand mark-up of the proposed change to that section to Mr. Anderegg, and he has indicated to me that the proposed change appeared to be fully responsive to the remaining comment.

Assuming you have no further comments, the Company plans to request acceleration of the above-referenced Registration Statement, such that the Registration Statement would become effective at 2:00 p.m. Eastern time on June 15, 2006, or as soon thereafter as is practicable.  The acceleration request letter will be submitted shortly via EDGAR.

Thank you very much for your assistance on this matter.  Please contact me at 612-371-5765, or Michael L. Weaver of this office at 612-371-3987, if you have any questions or need any additional information.

Very Truly Yours,

LINDQUIST & VENNUM P.L.L.P.

/s/ Eric R. Tausner
Eric R. Tausner